UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 001-07155

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

R.H. DONNELLEY 401(k) SAVINGS PLAN

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.H. Donnelley Corporation
1001 Winstead Drive, Cary NC 27513
(Address of principal executive offices including ZIP code)
(919) 297-1600
(Registrant’s telephone number)

R.H. Donnelley
401(k) Savings Plan
Financial Statements
and Supplemental Schedules
As of December 31, 2008 and 2007
and for the Year Ended December 31, 2008

R.H. Donnelley
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
To the Participants, Employee Benefits Committee and Asset Management Committee of the R.H. Donnelley 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the R.H. Donnelley 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
R.H. Donnelley Corporation (the “plan sponsor”) has filed for reorganization under the protection of Chapter 11 of the U.S. Bankruptcy Code on May 28, 2009. See Note 11 to the financial statements for discussion of the plan sponsor’s plan for reorganization and continuance of the Plan.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions for the year ended December 31, 2008 and the schedule of assets (held at end of year) as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Anton Collins Mitchell LLP
Denver, Colorado
June 24, 2009

Financial Statements

R.H. Donnelley
401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits

As of December 31,	2008	2007
	(amounts in thousands)
Assets:
Investments, at fair value (Notes 2, 3 and 4):
Registered investment companies	$662	$76,394
Common/collective trust (including rebid value of $22)	23,539	29,905
R.H. Donnelley Corporation common stock (Note 11)	425	7,638
Cash (interest and non-interest bearing) (Note 11)	42,193	142
Participant loans	2,451	2,507

Total investments	69,270	116,586

Receivables:
Participant contributions	208	432
Employer contributions, net of forfeitures	106	193
Corrective contributions (Note 8)	775	1,107

Total receivables	1,089	1,732

Total assets	70,359	118,318

Liabilities:
Excess contributions refundable (Note 9)	(129)	(45)

Contingencies (Notes 8 and 11)

Net assets available for Plan benefits, at fair value	70,230	118,273

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts (Note 2)	1,270	325

Net assets available for Plan benefits	$71,500	$118,598

The accompanying notes are an integral part of these financial statements.

R.H. Donnelley
401(k) Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2008
(amounts in thousands)
Changes to net assets attributed to:
Contributions:
Participant contributions	$8,050
Employer contributions, net of forfeitures	2,453
Rollover contributions	331

Total contributions	10,834

Investment income (loss):
Interest and dividend income	3,172
Net realized and unrealized depreciation in fair value of investments (Note 3)	(36,727)

Total net investment loss	(33,555)

Deductions from net assets attributed to:
Benefits paid to participants	(23,886)
Change in estimated corrective contributions (Note 8)	(332)
Loan administrative expenses	(30)
Excess contributions (Note 9)	(129)

Total deductions	(24,377)

Net decrease	(47,098)

Net assets available for Plan benefits at beginning of year	118,598

Net assets available for Plan benefits at end of year	$71,500

The accompanying notes are an integral part of these financial statements.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements
1.	PLAN DESCRIPTION

General

The following is a brief description of the R.H. Donnelley 401(k) Savings Plan (the “Plan”), and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan was established effective July 1, 1998, by R.H. Donnelley Corporation (the “Company” or “Plan Sponsor”) for the benefit of all eligible employees of the Company and its subsidiaries. The Plan was established to provide the Company’s eligible employees a way to save on a regular and long-term basis for retirement.

The Plan is a defined contribution plan covering substantially all employees of the Company, except as otherwise described below. Leased employees, non-resident aliens and independent contractors are not eligible for participation in the Plan. Employees of Dex Media, Inc. (“Dex”) and its subsidiaries are not eligible for the Plan. Dex maintains the Dex Media, Inc. Employee Savings Plan (the “Dex Plan”) for the employees of Dex. On August 23, 2007, the Company acquired Business.com, Inc. (“BDC”). BDC employees are not eligible to participate in the Plan. See Note 11 for subsequent restructuring of the Plan effective January 1, 2009 which includes changes in service providers, investment options, eligibility and certain other plan provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Administration of the Plan

The Plan administrator is the Company’s Employee Benefits Committee (“EBC”) and the Asset Management Committee (“AMC”) (collectively “Plan Administrator”), which were appointed by the Compensation and Benefits Committee of the Company’s Board of Directors. The EBC has the authority to select, retain, monitor and discharge recordkeepers and is responsible for administering the Plan, including day to day functions, benefit payments, and claims, and for effectuating amendments.

The AMC has authority to remove and/or instruct the trustee, establish and maintain a funding and investment policy, select and monitor funds, purchase or sell R.H. Donnelley Corporation common stock (“Employer Stock”) and exercise shareholder’s rights with respect to Employer Stock.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
1.	PLAN DESCRIPTION (CONTINUED)

Trustee and Administration of the Plan (Continued)

Through December 31, 2008, the trustee of the Plan was Fidelity Management Trust Company (“Fidelity” or “Trustee”). The Trustee held all assets of the Plan in accordance with provisions of the agreement with the Company. Through December 31, 2008, Fidelity Employer Services Corporation provided recordkeeping services and other administrative services for the Plan. See Note 11 for changes in service providers, effective beginning January 1, 2009.

Eligibility

Full-time employees are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during a consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate on the first day of the first payroll period after the service requirement has been met. Effective December 31, 2007, interns and temporary workers are required to have one thousand hours of service in order to participate in the Plan.

Contributions

Participants may elect to contribute from 1% up to 75%, in whole percent increments, of their eligible compensation, as defined by the Plan Document and as limited by the Internal Revenue Code (“IRC”), during each pay period. Participant contributions may be on a pre-tax or after-tax basis. Participant pre-tax contributions are limited by the IRC ($15,500 in 2008).

Catch-up contributions may also be made by participants if they are age 50 or older and certain other criteria are met. The 2008 IRC limit for catch-up contributions was $5,000. Catch-up contributions are eligible for matching contributions by the Company.

The employer matching contribution is the lesser of the following: (i) 3% of the amount of compensation deferred for that payroll period, (ii) 3% of the 401(a)(17) compensation limitation for the Plan year ($230,000 for 2008) less the amount of match already contributed to the participant for the Plan year or (iii) 50% of the amount actually deferred for that payroll period. There are also quarterly true-up matching contributions to ensure that participants receive the full matching contribution for the quarter, as further described in the Plan Document.

The contributions (participant and employer match) for the Plan year are subject to certain limitations imposed by the IRC and the Plan’s terms.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
1.	PLAN DESCRIPTION (CONTINUED)

Rollovers

Employees can make rollover contributions from other qualified plans or individual retirement accounts if certain criteria are met as outlined in the Plan Document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (pre-tax, after-tax and catch-up), rollover contributions, the Company’s matching contributions, earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis. The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently the Plan offers investment options in a common/collective trust and registered investment companies and prior to January 1, 2009 the Employee Stock Fund. Participants were not permitted to make any investment election that would increase their Plan account invested in the Employer Stock Fund, if at the time of the election, 50% or more of their account was already invested in the Employer Stock Fund. A participant could not elect to invest more than 50% of any contributions made to the Plan in Employer Stock. Participants may change their investment directions at any time, subject to such restrictions and procedures as are established by the recordkeeper and the Plan.

Participant Loans

Participants may, with the consent of the Plan Administrator, borrow up to the lesser of $50,000 or one-half of their vested account balance. Participants may not have more than three loans outstanding at any time (two general purpose and one primary residence loan).

The minimum loan amount is $500. The minimum loan term is 12 months and the maximum loan term is 57 months unless the proceeds are used to acquire a participant’s principal residence, in which case the maximum term is 117 months. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a grace period.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
1.	PLAN DESCRIPTION (CONTINUED)

Participant Loans (Continued)

In addition, the loans become due and payable at the time the participant separates from the Company. The loans are secured by the balance in the participant’s account and the interest rate is determined by the EBC, based on prime plus 2% as defined in the Plan Document. Interest rates for the loans range from 6% to 10.25% as of December 31, 2008 and 2007. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

The Company has full discretionary authority to allocate to participants’ accounts any reasonable Plan expenses that are not paid by forfeitures or by the Company. For the year ended December 31, 2008, the Company paid all related Plan expenses except for loan administrative fees.

Vesting

A participant is immediately fully vested in that portion of their account attributable to the employee’s pre-tax, after-tax and catch-up contributions and rollover contributions. Employees vest 100% in all Company contributions at the time they have completed three years of service.

For purposes of vesting, years of credited service are computed as the total time period (regardless of actual service hours) commencing with the employee’s first date of employment and ending on the date the employee’s break in service begins. Participants also become fully vested in their accounts upon reaching normal retirement age (65), death or disability. There are certain other special events which can cause immediate vesting as further described in the Plan Document.

Forfeitures

The amount of any non-vested forfeiture attributed to a participant’s break in service as specified by the Plan Document may be used to restore the participant’s forfeited employer contribution or to fund employer contributions. During 2008, approximately $355,000 of forfeitures were used to fund employer matching contributions. As of December 31, 2008 and 2007, forfeited non-vested accounts were approximately $68,000 and $50,000, respectively.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
1.	PLAN DESCRIPTION (CONTINUED)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan Document and in accordance with ERISA. See Note 11 for a discussion of the subsequent filing by the Plan Sponsor for reorganization under the protection of Chapter 11 of the U.S. Bankruptcy Code on May 28, 2009.

Payment of Benefits

Upon termination of service, death, disability, or attainment of normal retirement age of (65), a participant may elect to receive a lump sum distribution payment equal to the vested value of the participant’s account or transfer these amounts to another qualified retirement plan or individual retirement account (“IRA”). Lump sum payments shall be paid in cash or if the participant elects in a combination of cash and whole shares of Employer Stock. Terminated participants who do not elect a distribution type and have an account balance of less than $1,000 must take an immediate lump sum distribution. If the amount is more than $1,000 but less than $5,000, their account balance will be rolled over into an IRA. Participants may also take voluntary in-service withdrawals and hardship withdrawals if certain criteria are met and subject to certain limitations as outlined in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America. The financial statements and supplemental schedules have been prepared assuming that the Plan will continue as a going concern. See Note 11 for a discussion of the subsequent filing by the Plan Sponsor for reorganization under the protection of Chapter 11 of the U.S. Bankruptcy Code on May 28, 2009.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting and Use of Estimates (Continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate is for the estimated corrective contributions receivable as further discussed in Note 8.

Reclassification

Certain prior year balances were reclassified to conform with the current year presentation.

New Accounting Pronouncements

As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, for its investments. SFAS 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurement. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 4).

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 162 (“SFAS 162”), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the “Hierarchy”). The Hierarchy within SFAS 162 is consistent with that previously defined in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not have a material effect on the Plan’s financial statements.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), the objective of which is to establish general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date, SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company does not anticipate that the adoption of SFAS 165 will have a material effect on the Plan’s disclosures.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value (see Note 4).

As described in Financial Accounting Standards Board Staff Position, (the “FSP”), AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for Plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the common/collective trust. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. The net appreciation or depreciation is determined as the difference between beginning market value or cost if purchased during the year and year end market value.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contributions

Employee contributions and the related employer matching contributions are recorded in the period payroll deductions are made.

Payments of Benefits

Benefits are recorded when paid.

Voting Rights of Employer Stock

The Trustee holds the shares of Employer Stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to the shares of Employer Stock. If the Trustee does not receive timely instructions from the participant, the Trustee will vote any shares of Employer Stock credited to the participant’s account in the same proportion as the Trustee was instructed to vote with respect to all shares for which it received instructions.

3.	INVESTMENTS

During 2008, the Plan’s investments (including realized and unrealized gains and losses on investments purchased and sold) depreciated in value as follows:

Year Ended December 31,	2008

(amounts in thousands)
Registered Investment Companies	$(27,732)
R.H. Donnelley Corporation Common Stock	(8,995)

Net Realized and Unrealized Depreciation in Fair Value of Investments	$(36,727)

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
3.	INVESTMENTS (CONTINUED)

Investments at fair value that exceed five percent of net assets available for Plan benefits are as follows:

December 31,	2008	2007

	(amounts in thousands)
Fidelity Managed Income Portfolio	$23,539	$29,905
Fidelity Diversified International Fund	* —	14,146
Spartan US Equity Index Fund	* —	12,958
Fidelity Capital Appreciation Fund	* —	8,162
R.H. Donnelley Corporation Common Stock	* 425	7,638
Oakmark Equity & Income Fund	* —	6,546

*	Below 5% or not held by Plan at the respective year end (see Note 11)
4.	FAIR VALUE

SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
4.	FAIR VALUE (CONTINUED)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: R.H. Donnelley common stock is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the plan year and is classified as a Level 1 investment.

Registered investment companies: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Common/collective trusts: Common/collective trust funds (“CCTs”) are valued by Fidelity based on the fair values of the underlying investments in the CCT (which generally consist of various guaranteed investment contracts and considers the rate of return, duration, liquidity and contractual terms of the underlying portfolio securities). The CCT is valued daily based on the provisions of the contracts and is classified as a Level 2 investment.

Participant loans: Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
4.	FAIR VALUE (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2008 (amounts in thousands):

	Level 1	Level 2	Level 3	Total

Cash	$42,193	$—	$—	$42,193
R.H. Donnelley Corporation Common Stock	425	—	—	425
Registered Investment Companies	662	—	—	662
Common/Collective Trust	—	23,539	—	23,539
Participant Loans	—	—	2,451	2,451

Total investment assets at fair value	$43,280	$23,539	$2,451	$69,270

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 (amounts in thousands):

Participant Loans

Fair value, beginning of year	$2,507
Purchases, sales, issuances and settlements (net)	(56)

Fair value, end of year	$2,451

5.	INCOME TAX STATUS

The Plan obtained a determination letter dated April 20, 2005, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since the issuance of the tax determination letter; however, the Company believes that the Plan is currently designed in compliance with the applicable requirements of the IRC. The Company believes the Plan was qualified and the related trust is tax-exempt as of December 31, 2008. Therefore, no provision for taxes has been included in the financial statements. Certain operational issues were identified and have been or are in the process of correction as further discussed in Note 8 in order to maintain the tax-qualified status of the Plan.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
6.	RELATED PARTY/PARTY-IN-INTEREST TRANSACTIONS

The Plan invested in shares of registered investment companies and a common/collective trust managed by the Trustee. A substantial portion of the income or loss of the Plan is derived from these investments. Fees paid by the Plan to Fidelity for certain investment management fees were deducted from the net asset value of shares of the registered investment companies held by the Plan. The funds’ operating expense ratios ranged from .09% to 1.44% at December 31, 2008. Approximately $30,000 in fees were paid to Fidelity for participant loan administrative fees.

The Plan allows investments by participants in the Employer Stock. During the year ended December 31, 2008, the Plan purchased 1,358,300 shares of Employer Stock valued at $2,586,778 and sold 438,771 shares of Employer Stock with proceeds of $810,528. As of December 31, 2008 and 2007, the Plan held 1,128,895 and 209,366 shares of Employer Stock at a value of $424,642 and $7,637,672, respectively.

Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA and the IRC. See Note 8 for delinquent participant contributions.

7.	CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan invests in registered investment companies, a common/collective trust and Employer Stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including real estate value, delinquencies, or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Shares of Employer Stock are also exposed to similar risks, as well as risks specific to the Company which are detailed in the Company’s filings with the Securities and Exchange Commission.

Investments in the Employer Stock represent 0.6% and 6.4% of the net assets available for plan benefits as of December 31, 2008 and 2007, respectively. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of such securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and each participant’s account. See Note 11 for a discussion of the subsequent filing by the Plan Sponsor for reorganization under the protection of Chapter 11 of the U.S. Bankruptcy Code.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
7.	CONCENTRATIONS, RISKS AND UNCERTAINTIES (CONTINUED)

On July 11, 2008, the Company was notified by the Department of Labor (“DOL”) that they were auditing the Plan beginning on January 1, 2005 through the present. Management is not aware of any matters that would impact the Plan’s financial statements, footnotes or supplemental schedules; however, the final outcome of the audit is unknown at this time. The accompanying financial statements do not include any adjustments that might result from this uncertainty.

8.	CORRECTIVE AND DELINQUENT CONTRIBUTIONS

On January 1, 2006, the Company converted to a new payroll system. Certain computational and coding errors were identified relating to participant deferrals, contribution calculations and delayed commencement of the Plan’s loan payroll deductions. Corrective contributions to participant accounts, including lost earnings, have been identified. The Company made a voluntary submission to the IRS under the Employee Plans Compliance Resolution System (“EPCRS”) on June 27, 2007, outlining the foregoing operational issues and the proposed resolution. The estimate for the corrective contributions was calculated based upon the Plan provisions which were limited by various IRC regulations. Estimates of approximately $775,000 and $1,107,200 are recorded as corrective contributions receivable as of December 31, 2008 and 2007, respectively, in the accompanying Statements of Net Assets Available for Plan Benefits. The estimate reflects investment earnings and losses based upon the affected participants’ investment elections during the correction years. The corrective contribution estimate has been revised to reflect the market performance from the time the errors occurred through December 31, 2008. These amounts will be remitted by the Company and credited to participants’ accounts as soon as administratively possible upon approval by the IRS. These amounts have been estimated based on the proposed corrective action in the EPCRS. Any differences in the estimated and final correction methods as agreed upon with the IRS will be reflected in future years. Although the submission is still pending with the IRS, all corrective action as required by the IRS will be taken by the Company. No provision for income taxes has been included in the Plan’s financial statements related to the foregoing matters because the Company believes that the Plan continues to be qualified and that the tax status of the related trust continues to be tax-exempt.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
9.	EXCESS CONTRIBUTIONS REFUNDABLE

The Plan failed certain discrimination tests for the years ended December 31, 2008 and 2007. Excess contributions of approximately $70,000 and $45,000 as of December 31, 2008 and 2007, respectively were refunded to highly-compensated participants after the respective year end, as required by the IRC. The amount shown as liabilities in the accompanying Statements of Net Assets Available for Plan Benefits includes participant refunds payable in the amount of approximately $59,000 resulting from the corrective action required as described in Note 8.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the accompanying financial statements to the Form 5500:

As of December 31,	2008	2007

	(amounts in thousands)
Net assets available for Plan benefits per the Statements of Net Assets Available for Plan Benefits	$71,500	$118,598

Less: Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts (Note 2)	(1,270)	(325)

Net assets available for Plan benefits per the Form 5500	$70,230	$118,273

The following is a reconciliation of investment loss per the accompanying financial statements to the Form 5500:

For the Year Ended December 31,	2008

(amounts in thousands)
Total investment loss per the Statement of Changes in Net Assets Available for Plan Benefits	$(33,555)

Less: Net adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts (Note 2)	(945)

Total investment loss per the Form 5500	$(34,500)

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
11.	SUBSEQUENT EVENTS

Change in Trustee and Recordkeeper

As of January 1, 2009, the Mercer Trust Company (“Mercer” or “Successor Trustee”) was appointed Successor Trustee of the Plan. All of the Plan’s assets were transferred to Mercer, of which $42,193,300 of registered investment company assets were liquidated on December 31, 2008 and transferred in cash, and the remaining assets were transferred in-kind. All of the assets were mapped to new investment funds or remained in the same investment funds. The conversion to Mercer initiated a “blackout period” beginning on December 29, 2008 and continuing through January 14, 2009. During this period participants were unable to engage in certain transactions including applying for loans, withdrawals, distributions, contribution rate changes, changes to investment allocations for contributions, and investment exchanges for existing balances. As required by law, participants were notified of the blackout period and restrictions of certain transactions in advance.

As of January 1, 2009, the Mercer HR Services, LLC (“Mercer Recordkeeping”) was appointed to provide recordkeeping and other administrative services to the Plan.

Plan Restructure, Amendment and Restatement

Effective January 1, 2009, the participant accounts (and related investments) of the Management Employees of the Dex Plan were spun-off and merged with and into the Plan. As a result of this spin-off and merger, net plan assets from the Dex Plan of approximately $31,000,000 were transferred to the Plan. Participant loans of approximately $1,100,000 were also transferred to the Plan.

Effective January 1, 2009, the Company amended and restated the Plan. The amendment and restatement changed the provisions of the Plan as follows:
•	Management Employees who were participants in the Dex Plan as of December 31, 2008 became eligible to participate in the Plan on January 1, 2009.

•	All active participants who were eligible for participation in the Plan as of December 31, 2008, who had not made an affirmative election to either contribute or not to contribute to the Plan or were contributing less than 3% of compensation, were deemed to elect an increase in their contributions to 4% of compensation.

•	Each active participant who became eligible to enter the Plan on and after January 1, 2009, and who had not made an affirmative election either to contribute or not contribute to the Plan or to make elective deferrals at a specified level, shall be deemed to have elected to have contributed 3% of their compensation on a pre-tax basis during their first year in the Plan.

•	The Plan’s employer match increased to 100% of the first 6% of compensation contributed by the participant per pay period effective with the first pay period beginning January 1, 2009.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)
11.	SUBSEQUENT EVENTS (CONTINUED)
•	Each participant shall be fully vested in the Company matching contribution upon completion of one year of service.

•	The Plan became a Safe-Harbor Plan under the provisions of the IRC.

•	Each participant who meets certain criteria shall be entitled to transition contributions equal to a percentage of eligible compensation based upon the sum of years of credited pension service, as defined, and age as of December 31, 2008. These transition contributions will not be matched. No participant shall be entitled to receive this transition contribution for any plan year beginning on or after December 31, 2013. The transition credits are payable by the Company so long as the participant is employed on the last day of the plan year.

•	After December 31, 2008, plan participants will no longer be able to direct any new contributions into the Employer Stock Fund. However, plan participants continue to have the ability to direct transfers out of the Employer Stock Fund.
Employer Stock and Company Reorganization

The Company had experienced significant volatility in its stock price during 2008 and into 2009. On December 31, 2008, the NYSE notified the Company that trading in the common stock on the NYSE would be suspended because the Company did not maintain a market capitalization of at least $25 million over a consecutive 30-trading day period as required by the NYSE’s continued listing standards. As a result, the Employer Stock began trading over-the-counter on the Pink Sheets on January 2, 2009.

On May 28, 2009, the Company and its subsidiaries filed for reorganization under the protection of Chapter 11 of the U.S. Bankruptcy Code. Management of the Company is in the process of developing its plan of reorganization which contemplates the funding of the corrective contribution payable to the Plan (estimated to be $775,000 as of December 31, 2008). Although the Plan Document provides the Company with the right to terminate the Plan, it has no intention to do so at this time. During the pendency of the Chapter 11 cases, the filing entities continue to operate under the jurisdiction of the Bankruptcy Court. Due to the pending reorganization, the future value of the Employer Stock is uncertain.

Supplemental Schedules

R.H. Donnelley
401(k) Savings Plan
Form 5500 — Schedule H, Part IV, Line 4(a) — Schedule of Delinquent
Participant Contributions — For the Year Ended December 31, 2008
EIN: 13-2740040
Plan Number 002

		Withholding			Total Remitted
		Amount	Date Contribution	Date Earnings	(Including
Identity of Party Involved	Delinquent Contributions	Remitted Late	Remitted	Remitted	Lost Earnings)

*R. H. Donnelley Corporation	Employee Payroll Withholdings March 14, 2005	$49,353	April 2, 2008	April 2, 2008	$61,626

*R. H. Donnelley Corporation	Employee Payroll Withholdings For Plan Year 2005	$523	October 31, 2008	October 31, 2008	$672

*R. H. Donnelley Corporation	Employee Payroll Withholdings April 1, 2005	$32,087	December 13, 2008	December 13, 2008	$41,591

*R. H. Donnelley Corporation	Employee Payroll Withholdings For Plan Year 2006	$7,006	October 29, 2008	October 29, 2008	$8,589

*R. H. Donnelley Corporation	Loan Repayment Withholdings February 1, 2006	$—	December 13, 2008	December 13, 2008	$59

*R. H. Donnelley Corporation	Employee Payroll Withholdings For Plan Year 2005	$329	June 15, 2009	June 15, 2009	$436

*	Represents a party-in-interest
See accompanying report of independent registered public accounting firm.

R.H. Donnelley
401(k) Savings Plan
Form 5500 — Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) — As of December 31, 2008
EIN: 13-2740040
Plan Number 002

Identity of Issuer, Borrower, Lessor or
Similar Party	Description of Investment	Shares/Units	Current Value

Cohen & Steers Realty	Registered Investment Company	17,889	$662,067

* Fidelity Managed Income Portfolio	Common/Collective Trust	24,808,694	23,538,956

* R.H. Donnelley Corporation Common Stock	Common Stock Shares held in Employer Stock Fund (includes an immaterial amount of cash)	1,128,895	424,642

Cash (interest and non-interest bearing)	Cash	—	42,193,300

Participant Loans	Interest rates ranging from 6% to 10.25% various maturity dates	—	2,451,283

Total Investments			$69,270,248

*	Represents a party-in-interest

Note: Cost is not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2009		R.H. DONNELLEY 401(k) SAVINGS PLAN

	By:	/s/ Steven M. Blondy

Steven M. Blondy Executive Vice President and Chief Financial Officer